SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
             (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No.___)*

                         Electro-Optical Sciences, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    285192100
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Caremi Partners Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             929,460

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             929,460

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             929,460

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*         [   ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             8.6%

12.     TYPE OF REPORTING PERSON*

             CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             S. Donald Sussman

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

             (a) [x]
             (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.      SOLE VOTING POWER

              0

6.      SHARED VOTING POWER

              929,460

7.      SOLE DISPOSITIVE POWER

              0

8.      SHARED DISPOSITIVE POWER

              929,460

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              929,460

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*        [X]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              8.6%

12.     TYPE OF REPORTING PERSON*

              IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      Name of Issuer:

        Electro-Optical Sciences, Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

         3 West Main Street, Suite 201
         Irvington, New York 10533

Item 2(a).      Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Caremi Partners Ltd., a Delaware corporation ("Caremi"), and S. Donald Sussman ("Mr. Sussman," and collectively, the "Reporting Persons"). Mr. Sussman is the controlling person of Caremi and may be deemed to beneficially own the shares beneficially owned by Caremi.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

     The principal business address for Caremi is 2 American Lane, Greenwich, Connecticut 06836.

     The principal business address for Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C, 1-6, St. Thomas, United States Virgin Islands 00802.

Item 2(c).      Citizenship:

     Caremi is a Delaware corporation.

     Mr. Sussman is a citizen of the United States.

Item 2(d).     Title of Class of Securities

     Common Stock, par value $.001 (the "Common Stock").

Item 2(e).     CUSIP Number:  285192100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

                (a) [ ] Broker or dealer registered under Section 15 of the
                        Exchange Act.

                (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange
                        Act.

                (c) [ ] Insurance company defined in Section 3(a)(19) of the
                        Exchange Act.

                (d) [ ] Investment company registered under Section 8 of the
                        Investment Company Act.

                (e) [ ] An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E).

                (f) [ ] An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F).

                (g) [ ] A parent holding company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G).

                (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.        Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a) Amount beneficially owned:

                  Caremi beneficially owns 929,460 shares of Common Stock consisting of: (i) 917,767 shares of Common Stock, and (ii) warrants exercisable for 11,693 shares of Common Stock. Mr. Sussman may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Caremi.

              (b) Percent of class:

                  The Reporting Persons have beneficial ownership of 929,460 shares of Common Stock constituting 8.6% of all of the outstanding shares of Common Stock.

              (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote

                  Not applicable.

                  (ii) Shared power to vote or to direct the vote

                  Caremi and Mr. Sussman have shared power to vote or direct the vote of the 929,460 shares of Common Stock owned by Caremi.

                  (iii) Sole power to dispose or to direct the disposition of

                   Not applicable.

                  (iv) Shared power to dispose or to direct the disposition of

                  Caremi and Mr. Sussman have shared power to dispose or direct the disposition of the 929,460 shares of Common Stock owned by Caremi.

Item 5.        Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8.        Identification and Classification of Members of the Group.

        See Exhibit B attached hereto.

Item 9.        Notice of Dissolution of Group.

        Not applicable.

Item 10.       Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  February 14, 2006

          CAREMI PARTNERS LTD.


          By: /s/Steven Ruchefsky
              -------------------------
              Steven Ruchefsky,
              President


          /s/S. Donald Sussman
          --------------------------------
              S. Donald Sussman

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Electro-Optical Sciences, Inc. dated February 14, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  February 14, 2006

          CAREMI PARTNERS LTD.


          By: /s/Steven Ruchefsky
              -------------------------
              Steven Ruchefsky,
              President


          /s/S. Donald Sussman
          --------------------------------
              S. Donald Sussman

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP



Caremi Partners Ltd.
S. Donald Sussman